Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 7, 2016

Registration Nos. 333-207181 and 333-207181-01

Press Release

Vale prices US$1.250 billion notes due 2021

Rio de Janeiro, June 7, 2016 — Vale S.A. (Vale) hereby announces the pricing of the offering by its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) of US$1,250,000,000 5.875% Guaranteed Notes due 2021.

The notes will bear a coupon of 5.875% per year, payable semi-annually, and were sold at a price of 100.000% of the principal amount.  These notes will mature in June 2021 and were priced with a spread of 464.1 basis points over U.S. Treasuries, resulting in a yield to maturity of 5.875%.

The notes are rated BBB- by Standard & Poor’s Rating Services, Ba3 by Moody’s Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings.  The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale.  The guaranty will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale will use the net proceeds of this offering for general corporate purposes, including repayment of indebtedness.

Banco Bradesco BBI S.A., BB Securities Ltd., HSBC Securities (USA), Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. acted as joint lead managers and joint bookrunners.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes.  Before you invest, you should read the prospectus in that registration statement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering.  When available, you may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (800) 294-1322, HSBC Securities (USA) Inc. at +1 (866) 811-8049, Santander Investment Securities Inc. at +1 (855) 403-3636 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd. at +44 (20) 7367-5800 att. Operations Department or Banco Bradesco BBI S.A. at +1 (212) 888-9145.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.